Streamline Health Solutions, Inc.
10200 Alliance Road
Suite 200
Cincinnati, Ohio 45242-4716
(513) 794-7100
May 28, 2010
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Streamline Health Solutions, Inc. Registration Statement on Form S-3 (File No. 333-166843)
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-3, File No. 333-166843 filed by Streamline Health Solutions, Inc. on May 14, 2010 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table and its footnotes:
“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”
If you have any questions or comments with respect to this filing, please contact Richard G. Schmalzl of Graydon Head & Ritchey LLP at (513) 629-2828.
Very truly yours,
STREAMLINE HEALTH SOLUTIONS, INC.

By:	/s/ Donald E. Vick, Jr.
	Name:	Donald E. Vick, Jr.
	Title:	Interim Chief Financial Officer